IP Technologies Inc (the "Company") a Delaware Corporation

Financial Statements

For the fiscal year ended December 31, 2024 and 2025

Balance Sheet

IP Technologies Inc.

As of Dec 31, 2025

	TOTAL
Assets	
Current Assets	
Bank Accounts	
Brex business account - Primary checking (9683) - 1	3,023.26
Brex business account - Provider Payouts (9948) - 1	9,453.57
Brex business account - Treasury (3229) - 1	190,000.00
BUS COMPLETE CHK (9261) - 2	121.91
CHASE BUS TOTAL SAV (9329) - 2	50.00
Stripe deposit account	18,106.61
Total for Bank Accounts	**$220,755.35**
Accounts Receivable	
Accounts receivable (A/R)	8,914.11
Total for Accounts Receivable	**$8,914.11**
Total for Current Assets	**$229,669.46**
Fixed Assets	
Accumulated depreciation	-82,066.07
Software IP Rights	606,998.42
Total for Fixed Assets	**$524,932.35**
Total for Assets	**$754,601.81**
Liabilities and Equity	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	75,371.33
Total for Accounts Payable	**$75,371.33**
Credit Cards	
Brex Card Account - 1	4,326.82
Total for Credit Cards	**$4,326.82**
Other Current Liabilities	
Customer prepayments	83,300.28
Short-term business loans	67,708.82
Total for Other Current Liabilities	**$151,009.10**
Total for Current Liabilities	**$230,707.25**
Long-term Liabilities	
Long-term business loans	
SAFE Liability	1,181,050.00
Total for Long-term business loans	**$1,181,050.00**
Revenue Share Liability	87,609.53
Total for Long-term Liabilities	**$1,268,659.53**
Total for Liabilities	**$1,499,366.78**

Balance Sheet

IP Technologies Inc.

As of Dec 31, 2025

	TOTAL
Equity	
Additional paid in capital	-8,347.50
Opening balance equity	-1,485.85
Retained Earnings	-121,219.69
Net Income	-613,711.93
Total for Equity	**-$744,764.97**
Total for Liabilities and Equity	**$754,601.81**

Balance Sheet

IP Technologies Inc
As of December 31, 2024

	DEC 31, 2024
Assets	
Current Assets	
Cash and Cash Equivalents	
Checking	-
Operations	-
Primary business account	5,500.00
Provider Payouts	391.75
Savings	-
Stripe	31,017.46
Total Cash and Cash Equivalents	**36,909.21**
Total Current Assets	**36,909.21**
Fixed Assets	
Less Accumulated Amortization on Software IP Rights	(46,977.77)
Software IP Rights	452,000.00
Total Fixed Assets	**405,022.23**
Total Assets	**441,931.44**
Liabilities and Equity	
Liabilities	
Current Liabilities	
Accounts Payable	42,413.95
Brex Credit Card	2,060.55
Checking	2,145.20
Rounding	(0.09)
Short-Term Loan	114,648.37
Wise AED	1.53
Wise EURO	273.69
Wise USD	100.12
Total Current Liabilities	**161,643.32**
Long Term Liabilities	
Investment Received (Daily Challenge)	15,000.00
Investment Received (LL5)	25,000.00
Investment Received (Sergei Mikhalenko)	350,000.00
Total Long Term Liabilities	**390,000.00**
Total Liabilities	**551,643.32**
Equity	

	DEC 31, 2024
Current Year Earnings	(39,743.11)
Owners Draw	(877.59)
Retained Earnings	(69,091.18)
Total Equity	**(109,711.88)**
Total Liabilities and Equity	**441,931.44**

❪❫ Exchange rates used to convert foreign currency into USD are shown below. Rates are provided by XE.com unless otherwise stated.

- **Dec 31, 2024**

  🇦🇪 3.67250 AED (United Arab Emirates Dirham)

  🇪🇺 0.965843 EUR (Euro)

Profit and Loss

IP Technologies Inc.

January-December, 2025

	TOTAL
Income	
Billable Expense Income	247,459.15
Billable Providers Fees	362,214.99
Refunds	-13,327.53
Services	1,634.00
Subscripitions	143,814.50
Transaction Margin	49,209.19
Total for Income	**$791,004.30**
Cost of Goods Sold	
Cost of goods sold	
Merchant account fees	25,132.24
Providers Fees	$598,072.35
Prior Year Providers Fees	124,137.34
Total for Providers Fees	**$722,209.69**
Total for Cost of goods sold	**$747,341.93**
Total for Cost of Goods Sold	**$747,341.93**
Gross Profit	**$43,662.37**
Expenses	
Advertising & marketing	
PR and Events	46,422.05
Sales and Marketing Software (deleted)	5,317.49
Website ads	50,784.96
Total for Advertising & marketing	**$102,524.50**
Contract Employees	
Long-term Contractors	
Administrative Personnel (LT)	96,250.00
Events & PR Personnel (LT)	8,735.00
Marketing Personnel (LT)	55,147.05
Product Maintenance Personnel (LT)	36,104.63
Sales Personnel (LT)	41,852.50
Total for Long-term Contractors	**$238,089.18**
Short-term Contractors	
Administrative Personnel (ST)	12,771.03
Events & PR Personnel (ST)	12,135.64
Marketing Personnel (ST)	30,938.71
Sales Personnel (ST)	60,038.00
Total for Short-term Contractors	**$115,883.38**
Total for Contract Employees	**$353,972.56**
General business expenses	
Bank fees & service charges	7,463.05
Business licenses	840.00
Memberships & subscriptions	13,989.70

Profit and Loss

IP Technologies Inc.

January-December, 2025

	TOTAL
Office expenses	27,850.92
Total for General business expenses	**$50,143.67**
IT expenses	
3rd party API (deleted)	14,123.18
Servers, storage, domains, etc (deleted)	11,872.89
Software & apps (deleted)	31,045.30
Total for IT expenses	**$57,041.37**
Legal & accounting services	
Accounting fees	17,473.00
Legal Fees	11,311.83
Total for Legal & accounting services	**$28,784.83**
Meals	
Travel meals	867.68
Total for Meals	**$867.68**
Travel	
Airfare	9,754.97
Hotels	12,594.91
Taxis or shared rides	1,757.89
Vehicle rental	1,192.28
Total for Travel	**$25,300.05**
Total for Expenses	**$618,634.66**
Net Operating Income	**-$574,972.29**
Other Income	
Credit card rewards	519.37
Interest earned	6,105.79
Total for Other Income	**$6,625.16**
Other Expenses	
Depreciation	35,088.30
Foreign Exchange Gain/Loss	-2,113.96
Revenue Share Cost	12,390.46
Total for Other Expenses	**$45,364.80**
Net Other Income	**-$38,739.64**
Net Income	**-$613,711.93**

Income Statement (Profit and Loss)

IP Technologies Inc
For the year ended December 31, 2024
Accrual Basis

	2024
Operational Income	
Income	
Subscriptions	124,374.75
Transactions	615,693.82
Services	17,536.10
Total Income	**757,604.67**
Cost of Goods Sold	
Cost of Goods Sold (Fees)	(440,606.60)
Merchant Fees	(26,738.24)
Total Cost of Goods Sold	**(467,344.84)**
Gross Profit	**290,259.83**
Operating Expenses	
Sales and Marketing	
Sales & Marketing	(87,617.99)
Contractors	(88,448.87)
Total Sales and Marketing	**(176,066.86)**
Product Development	
Product Maintenance	(64,306.25)
Total Product Development	**(64,306.25)**
Administration	
Bank Charges	(827.79)
Travel	(6,349.48)
Payroll Services Charges	-
Administrative Expenses	(18,501.95)
Legal Services	(1,317.50)
Accounting Services	(4,390.00)
Communications	(2,763.59)
Total Administration	**(34,150.31)**
Total Operating Expenses	**(274,523.42)**
EBITDA	**15,736.41**
Other Income / (Expense)	
Interest Income	262.63

	2024
Other Revenue	396.24
Realized Currency Gains	215.92
Bank Revaluations	(93.70)
IP Rights	-
Depreciation & Amortization	(26,805.55)
Total Other Income / (Expense)	**(26,024.46)**
EBIT	**(10,288.05)**

Interest & Tax Expenses

Interest Expense	(29,005.06)
Tax Expense	(450.00)
Total Interest & Tax Expenses	**(29,455.06)**
Net Income	**(39,743.11)**

Statement of Cash Flows

IP Technologies Inc.

January-December, 2025

FULL NAME	TOTAL
OPERATING ACTIVITIES	
Net Income	-613,711.93
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Payable (A/P)	75,371.33
Accounts receivable (A/R)	-8,914.11
Accumulated depreciation	82,066.07
Brex Card Account - 1	4,326.82
Customer prepayments	83,300.28
Short-term business loans	67,708.82
Stripe holds and disputes	0.00
Total for Adjustments to reconcile Net Income to Net Cash provided by operations:	**$303,859.21**
Net cash provided by operating activities	**-$309,852.72**
INVESTING ACTIVITIES	
Software IP Rights	-606,998.42
Net cash provided by investing activities	**-$606,998.42**
FINANCING ACTIVITIES	
Additional paid in capital	-8,347.50
Long-term business loans:SAFE Liability	1,181,050.00
Opening balance equity	-1,485.85
Retained Earnings	-121,219.69
Revenue Share Liability	87,609.53
Net cash provided by financing activities	**$1,137,606.49**
NET CASH INCREASE FOR PERIOD	**$220,755.35**
Cash at beginning of period	**$0.00**
CASH AT END OF PERIOD	**$220,755.35**

Business Cash Flow Summary

IP Technologies Inc
For the year ended December 31, 2024

	2024
Operating Activities	
Receipts from customers	758,263.54
Payments to suppliers and employees	(775,751.00)
Cash payments from other operating activities	215.92
Net Cash Flows from Operating Activities	**(17,271.54)**
Investing Activities	
Payment for property, plant and equipment	(86,000.00)
Net Cash Flows from Investing Activities	**(86,000.00)**
Financing Activities	
Other cash items from financing activities	108,925.63
Net Cash Flows from Financing Activities	**108,925.63**
Net Cash Flows	**5,654.09**
Cash and Cash Equivalents	
Cash and cash equivalents at beginning of period	28,828.28
Net cash flows	5,654.09
Effect of exchange rate changes on cash	(93.70)
Cash and cash equivalents at end of period	34,388.67
Net change in cash for period	**5,560.39**

IP Technologies Inc
Statement of Changes in Equity

Accounts	2025	2024
Opening Balance	(109,711.88)	(69,091.18)
Net Income (Loss)	(613,711.93)	(39,743.11)
Issuance of Stock / APIC	(8,347.50)	—
Owner Distributions	—	(877.59)
Other Adjustments	(12,993.66)	—
Total Change	(635,053.09)	(40,620.70)
Ending Balance	(744,764.97)	(109,711.88)

IP Technologies Inc
Notes to the Financial Statements
For the fiscal year ended December 31, 2024 and 2025
$USD

1. ORGANIZATION AND PURPOSE

IP Technologies Inc (the "Company") is a corporation organized on August 2, 2022 under the laws of Delaware.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c) Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

d) Legal Fees

Legal fees consist of legal services provided for the creation of the Company and equity financing.

e) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

4. SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.